As filed with the Securities and Exchange Commission on June 19, 2003

Registration No. 333-40750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
to
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PIONEER-STANDARD ELECTRONICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Ohio	**34-0907152**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6065 Parkland Boulevard
Mayfield Heights, Ohio 44124
(Address of Principal Executive Offices, Including Zip Code)

THE RETIREMENT PLAN OF PIONEER-STANDARD ELECTRONICS, INC., AS AMENDED
THE RETIREMENT PLAN OF PIONEER-STANDARD ELECTRONICS, INC. II, AS AMENDED
(Full Title of the Plan)

	Copy to:
Kathryn K. Vanderwist, Esq Vice President, General Counsel and Assistant Secretary Pioneer-Standard Electronics, Inc. 6065 Parkland Boulevard Mayfield Heights, Ohio 44124 (440) 720-8500	Lawrence N. Schultz, Esq. Calfee, Halter & Griswold LLP 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114 (216) 622-8200

(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title Of Securities To Be Registered (1)	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price (3)	Amount Of Registration Fee (5)
Common Shares, without par value (4)	N/A	N/A	N/A	N/A

(1) Pursuant to Rule 417(c) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers an indeterminate number of interests to be offered or sold pursuant to The Retirement Plan of Pioneer-Standard Electronics, Inc., as amended (the “Retirement Plan”) and The Retirement Plan of Pioneer-Standard Electronics, Inc. II, as amended (the “Retirement Plan II”).

(2) This Registration Statement also relates to an indeterminate number of additional common shares, without par value (“Common Shares”), issuable as a result of the anti-dilution provisions of the Retirement Plan and the Retirement Plan II.

(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) and 457(c) under the Securities Act and based upon the average of the high and low prices reported on the Nasdaq National Market on June 23, 2000 as to the 300,000 Common Shares registered upon the initial filing of this Registration Statement.

(4) This Registration Statement also relates to the rights to purchase Common Shares of the Registrant which are attached to all Common Shares issued, pursuant to the terms of the Rights Agreement, dated as of April 27, 1999, by and between the Registrant and National City Bank. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced by the certificates for the Common Shares and will be transferred with and only with such Common Shares. Because no separate consideration is paid for the rights, the registration fee therefor is included in the fee for the Common Shares. The terms of the Rights are described in the Registrant’s Registration Statement on Form 8-A, File No. 0-05734, as the same may be amended or supplemented from time to time.

(5) A registration fee in the amount of $1,127 was paid upon the initial filing of this Registration Statement on June 30, 2000. No additional Common Shares are being registered pursuant to this Post-Effective Amendment No. 2 to the Registration Statement.

The Registration Statement on Form S-8 (Registration Statement No. 333-40750) (the "Registration Statement") is being amended to reflect the merger of the Retirement Plan of Pioneer-Standard Electronics, Inc. and the Retirement Plan of Pioneer-Standard Electronics, Inc. II. The remaining contents of the Registration Statement are hereby incorporated by reference. Pursuant to Rule 412 of the Securities Act, any statement contained in a document incorporated or deemed to be incorporated by reference in this Amendment No. 2 to the Registration Statement shall be deemed to be modified or superceded for purposes of this Amendment No. 2 to the extent that a statement contained in this Amendment No. 2 modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Amendment No. 2.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mayfield Heights, state of Ohio, on this 19th day of June, 2003.

PIONEER-STANDARD ELECTRONICS, INC.
/s/ Arthur Rhein

Arthur Rhein
Chairman, President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1933, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities as of June 19, 2003.

Signature	Title
/s/ Arthur Rhein Arthur Rhein	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Steven M. Billick Steven M. Billick	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ James L. Bayman James L. Bayman	Director
/s/ Charles F. Christ Charles F. Christ	Director
/s/ Thomas A. Commes Thomas A. Commes	Director
/s/ Howard V. Knicely Howard V. Knicely	Director
/s/ Keith M. Kolerus Keith M. Kolerus	Director
/s/ Robert A. Lauer Robert A. Lauer	Director
/s/ Robert G. McCreary, III Robert G. McCreary, III	Director
/s/ Thomas C. Sullivan Thomas C. Sullivan	Director

The Plan. Pursuant to the requirements of the Securities Act of 1933, the person administering the Plan has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mayfield Heights, state of Ohio, on June 19, 2003.

THE RETIREMENT PLAN OF
PIONEER-STANDARD ELECTRONICS, INC.

By: PIONEER-STANDARD ELECTRONICS, INC.

/s/ Richard A. Sayers II

Richard A. Sayers II
Executive Vice President and Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description
4.1	Amended Articles of Incorporation of the Company, which are incorporated by reference to Exhibit 2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as amended on March 18, 1998 (File No. 0-5734).
4.2	Amended Code of Regulations, as amended, of the Company, which is incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended March 31, 1997 (File No. 0-5734).
4.3	Rights Agreement, dated as of April 27, 1999, by and between the Company and National City Bank, which is incorporated herein by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A (File No. 0-5734).
4.4	The Retirement Plan of Pioneer-Standard Electronics, Inc., which is incorporated herein by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed June 30, 2000 (Registration Statement No. 333-40750).
4.5	The Retirement Plan of Pioneer-Standard Electronics, Inc. II, as amended, which is incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed June 29, 2001 (Registration Statement No. 333-40750)
4.6	Amendment No. 1 to the Retirement Plan of Pioneer-Standard Electronics, Inc.*
4.7	Amendment No. 1 to the Retirement Plan of Pioneer-Standard Electronics, Inc. II*
4.8	Agreement for the Merger of the Retirement Plan of Pioneer-Standard Electronics, Inc. II into the Retirement Plan of Pioneer-Standard Electronics, Inc.*
5.1	Opinion of Calfee, Halter & Griswold LLP regarding the validity of the securities registered. *
23.1	Consent of Ernst & Young LLP. *
23.2	Consent of Calfee, Halter & Griswold LLP, included in Exhibit 5.1.

* Filed herewith.